UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February 2018

Commission File No. 001-33562

Platinum Group Metals Ltd.

Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

     Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Explanatory Note

This amendment to Form 6-K submitted on February 20, 2018 is being furnished to the Commission to remove the incorporation by reference of Exhibits 99.1, 99.2 and 99.3 into the registrant’s Registration Statement on Form F-10 (the “Registration Statement”), which incorporation by reference was inadvertently included. For clarity, Exhibits 99.1, 99.2 and 99.3 are hereby not incorporated by reference into the Registration Statement but are furnished pursuant to Form 6-K.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2018	PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Frank Hallam
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1*	Amended and Restated First Addendum to the Sale of Business Agreement dated February 12, 2018
99.2*	Amended and Restated First Addendum to the Scheme Implementation Agreement dated February 12, 2018
99.3*	Liberty – Second Amended and Restated Second Lien Credit Agreement dated February 12, 2018

* Previously included in the registrant’s Form 6-K submitted on February 20, 2018.